VIA EDGAR

December 12, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
File No. 333-175691; Post-Effective Amendment No. 6 (“Amendment”)

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the above-referenced Amendment to the Registration Statement on November 26, 2012. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on December 19, 2012, or as soon as possible thereafter.

Sincerely,

/s/ Stephen R. Turer

Stephen R. Turer
Vice President
Lincoln Life & Annuity Company of New York

VIA EDGAR

December 12, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
File No. 333-175691; Post-Effective Amendment No. 6 (“Amendment”)

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the above-referenced Amendment to the Registration Statement on November 26, 2012.  Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on December 19, 2012, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill

Thomas O’Neill
Senior Vice President & Director